Exhibit 99.9
CONSENT OF APPOINTED ACTUARY
I hereby consent to the use and incorporation by reference in this Annual Report on
Form 40-F of Manulife Financial Corporation (the “Company”) for the year ended
December 31, 2025 of my Appointed Actuary’s Report to the Policyholders and
Shareholders dated February 11, 2026 (the “report”), relating to the valuation of the policy liabilities of the Company for its Consolidated Statements of Financial Position as
at December 31, 2025 and 2024 and their change in the Consolidated Statements of
Income for the years then ended.
/s/ Stephanie Fadous
Stephanie Fadous
Chief Actuary
Fellow, Canadian Institute of Actuaries
Toronto, Canada
Date: February 11, 2026